UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No.  )*


                        Engel General Developers, Ltd.

                                (Name of Issuer)


                            Class A Common Stock

                         (Title of Class of Securities)



                                   292829108
                                 (CUSIP Number)


       Neal J. Wilson, Esq.,1775 Eye Street, N.W. Washington, D.C. 20006
                                  (202) 261-3346

     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 October 31, 1997

                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box     / /.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON: Emanuel J. Freidman
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) / /

--------------------------------------------------------------------------------
  3
       SEC USE ONLY



--------------------------------------------------------------------------------
  4
       SOURCE OF FUNDS
       PF
--------------------------------------------------------------------------------
  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                      / /


--------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES        7    SOLE VOTING POWER
 BENEFICIALLY
   OWNED BY            261,500 (1) as of June 30, 1998
     EACH
   REPORTING
    PERSON
     WITH
             -------------------------------------------------------------------

                  8    SHARED VOTING POWER

                     1,950,941 (2) as of June 30, 1998
               -----------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER

                       261,500 (1) as of June 30, 1998
               -----------------------------------------------------------------

                  10   SHARED DISPOSITIVE POWER

                     1,950,941 (2) as of June 30, 1998
--------------------------------------------------------------------------------

                               Page 2 of 5 Pages

--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,212,441 as of June 30, 1998
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           / /

-------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         61.46% as of June 30, 1998
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) 220,000 of these shares may be deemed to be beneficially owned by Mr. Friedman as they are beneficially owned by his spouse, Kindy French. Mr. Friedman disclaims beneficial ownership of such shares.

(2) Representing common shares which may be deemed to be beneficially owned by Mr. Friedman by virtue of his position as Chairman and Chief Executive Officer of Friedman Billings Ramsey Group, Inc. Mr. Friedman disclaims beneficial ownership of such shares.

     ** See Item 5 for additional information.


                               Page 3 of 5 Pages

ITEM 1.     Security and Issuer.

      This Statement relates to the Class A common stock shares of Engel General Developers, Ltd., having its principal executive office at 66 Hahistadrut Ave., Haifa Bay, Israel 32960.

ITEM 2.     Identity and Background.

      This  statement is being filed by Emanuel J. Friedman:

      (a)  Emanuel J. Friedman;

      (b)  1001 19th Street North, Arlington, VA 22209-1710;

      (c) Present principal occupation: Chairman and Chief Executive Officer, Friedman Billings Ramsey Group, Inc.

      (d)-(e) During the last five years, Mr. Friedman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Emanuel J. Friedman is a United States citizen.


Item 3.     Source and Amount of Funds or Other Consideration.

      With personal funds, Mr. Friedman purchased a total of 41,500 shares of Class A common stock on the following dates in personal accounts over which he exercises investment control:

      (a) on October 31, 1997, 21,500 shares at $8 3/8 per share; and

      (b) on November 10, 1997, 20,000 shares at $8 9/16 per share.


Item 4.     Purpose of Transactions.

      The acquisitions of Class A common stock to which this statement relates were made for investment purposes. Mr. Friedman has no plan or proposal that relates to or would result in any of the actions described in Item 4(a)-(j) of the instructions to Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            (a)-(b) As of June 30, 1998:

            (i) Mr. Friedman: directly beneficially owns 41,500 shares of Class A common stock (1.15%); Mr. Friedman has not engaged in any transactions in Class A common stock in his personal accounts since the date of his last purchase on November 10, 1997;

            (ii) Mr. Friedman may be deemed to indirectly beneficially own 220,000 shares of Class A common stock beneficially owned by his spouse, Kindy French (6.11%);

            (iii) Mr. Friedman may be deemed to indirectly beneficially own 1,950,941 shares of Class A common stock by virtue of his "control" position as Chairman and Chief Executive Officer of Friedman Billings Ramsey Group, Inc. ("FBRG") (54.19%); 1,371,741 of those shares are beneficially owned by Friedman Billings Ramsey & Co., Inc., a wholly owned subsidiary of FBRG and a registered broker-dealer; 487,500 of those shares are beneficially owned by FBR Ashton, a Maryland limited partnership; 91,700 of those shares are beneficially owned by FBR Opportunity Fund, Ltd., a Bermuda chartered corporation. FBR Ashton and FBR Opportunity Fund are investment entities. Friedman Billings Ramsey Investment Management, Inc., a wholly owned subsidiary of FBRG and a registered investment adviser, is the discretionary manager of FBR Ashton. FBR Offshore Management, Inc., a wholly owned subsidiary of FBRG and a registered investment adviser, is the discretionary manager of the FBR Opportunity Fund.

                              Page 4 of 5 Pages

      (c)   None by Mr. Friedman.

      (d)   None.

      (e)   Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

      None.


Item 7.     Materials Filed as Exhibits.

      None.




     In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, Mr. Friedman expressly disclaims the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by Mr. Friedman that he is the beneficial owner of such securities.


Signature

      After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  July 22, 1998


                                    ---------------------------------
                                    Emanuel J. Friedman




                          Page 5 of 5 Pages